[Letterhead of Reinsurance Group of America, Incorporated]
August 11, 2008
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey P. Riedler, Assistant Director

Re:	Reinsurance Group of America, Incorporated Registration Statement on Form S-4 (Registration No. 333-152828)
Dear Mr. Riedler:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Reinsurance Group of America, Incorporated (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-4 be permitted to become effective on August 11, 2008, at 1:00 p.m., Eastern Time, or as soon thereafter as practicable.
     In addition, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call R. Randall Wang at (314) 259-2149, James R. Levey at (314) 259-2296 or Clifford R. Jenks at (314) 259-2189, if you have any questions or comments. Thank you for your continued assistance.

Very truly yours,

Reinsurance Group of America, Incorporated

By:	/s/ Jack B. Lay
Jack B. Lay Senior Executive Vice President and Chief Financial Officer